VIA EDGAR TRANSMISSION

Brian Thompson
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:           Z Seven Fund, Inc. (the “Company”)
SEC File Nos. 333-141200 and 811-03877

Dear  Mr.Thompson:

The purpose of this letter is to respond in writing to the comments of the staff of the Division of Investment Management on Post-Effective Amendment No. 3 to the Company’s Registration Statement on Form N-1A (“PEA No. 3”).  PEA No. 3 was filed with the Commission on March 1, 2010 pursuant to Rule 485(a) under the Securities Act of 1933.

The comments of the staff are summarized below.  The Company’s response follows each comment.

Comment No. I.  The staff noted that the registered independent accounting firm’s consent was not filed with PEA 3.

Reply.  The registered independent accounting firm’s consent will be filed under Rule 485(b) filing. and prior to effectiveness of PEA 3.

Comment No. II.  The staff noted that the corporate governance language was missing.

Reply.  The required disclosure had been added.

Comment No. III.    PROSPECTUS:

Comment 1. “Section 1” should be deleted.

Reply.   “Section 1” has been deleted.

Comment 2. Description of Summary should be deleted.

Reply.  Description of Summary has been deleted.

Comment 3. Investment Objective, second sentence should be moved and included with Item 9 disclosure.

Reply.  Second sentence has been deleted from this section and moved to Item 9.

Comment 4. Operating expenses/management fee performance adjustment was not noted last year.  Reflect this in the base fee or note “no performance adjustment” if none.

Reply.  Fees and expenses table has been updated to reflect the impact of the performance adjustment by adding the line “performance fee adjustment” to the fee table.

Comment 5. Add footnote to designate in the table “total annual operating expense after fee waivers”.

Reply.  Footnote 2 has been added as requested to describe the expense limitation agreement.

Comment 6.  Expense limitation disclosure needs to be clarified to add who may terminate and under what circumstances it may be terminated.

Reply.  Footnote 2 has been added to describe the terms of the expense limitation agreement, including who may terminate and under what circumstances it may be terminated.

Comment 7. Principle Investment Strategies.  Last paragraph.  Include disclosure describing the seven criteria. Also, last sentence regarding 80% restriction sentence should be moved to Item 9 disclosure.

Reply.  The seven criteria have been added as requested and also referenced to more detailed discussion in Section 2, Adviser’s Investment Strategies and Investment Process.  Last sentence has been moved to Item 9 disclosure.

Comment 8. Principle Investment Risk.  Third sentence should be deleted.

Reply.  Third sentence has been deleted.

Comment 9.   Adviser’s Investment Strategy and Investment Process should include disclosure for temporary investments.

Reply. Additional disclosure has been added.  Specifically:

 “Temporary Defensive Position ― The investments and strategies described in this prospectus are those that the Fund uses under normal conditions. When the Adviser believes that investments should be deployed in a temporary defensive posture because of economic or market conditions, the Fund may invest up to 100% of its assets in U.S. Government securities (such as bills, notes, or bonds of the U.S. Government and its agencies) or other forms of indebtedness such as bonds, certificates of deposits or repurchase agreements (for the risks involved in repurchase agreements see the Statement of Additional Information (the "SAI")). For temporary defensive purposes, the Fund may hold cash or debt obligations denominated in U.S. dollars or foreign currencies. These debt obligations include U.S. and foreign government securities and investment grade corporate debt securities, or bank deposits of major international institutions.  When the Fund is in a temporary defensive position, it is not pursuing its stated investment objective. The Adviser decides when it is appropriate to be in a defensive position. It is impossible to predict how long such alternative strategies will be utilized.”

Comment 10.    The last sentence of the sixth paragraph under the section entitled “Adviser’s Investment Strategies and Investment Process” should be modified to include the word “net”.

Reply. The last sentence of the sixth paragraph has been modified to read:  “The Fund may hold thinly-traded securities but will hold no more than 15% of its net assets in illiquid securities.”

Comment 11.  Principle Investment Risk.  Reference should be deleted regarding real estate investments.

Reply.  The sentence has been deleted.

Comment 12. Investment Adviser.  Performance Fee discussion is confusing and should be stated in plain English.

Reply.  This section has been re-written to more clearly and concisely reflect the terms and conditions of the performance fee calculation.

Comment 13.  Clarify the quarterly bonus/payment.

Reply.  This section has been re-written to more clearly and concisely reflect the terms and conditions of the performance fee calculation.  The performance fee calculation is performed on a calendar quarter basis, based on a rolling one year period that consists of the 4 most recent calendar quarters.

Comment 14.  Table of performance fees.

Reply.  This section has been re-written to more clearly and concisely reflect the terms and conditions of the performance fee calculation.  The 0.75% quarterly limit is representative of 1/4th of the maximum annual bonus fee of 3.00%.  The revised language more clearly reflects this.

Comment 15.  Verify calculation is correct.

Reply.  The performance fee calculation is performed quarterly and is consistent with the advisory agreement.  With regard to Release IC-7113, the performance fee calculation is based on performance over a period of at least one year, and uses a rolling average (rolling one year period consisting of the 4 most recent calendar quarters).  Additionally, the daily NAV computation for the Fund includes a daily accrual reflecting the performance fee.  The calculation methodology has been reviewed by the Fund’s independent public accountants and no issues were noted.

Comment 16.  Need clarification for underperformance of benchmark.

Reply.  This section has been re-written to more clearly and concisely reflect the terms and conditions of the performance fee calculation.  The performance fee calculation is performed on a calendar quarter basis, based on a rolling one year period that consists of the 4 most recent calendar quarters.

Comment 17.  Termination of expense limitation agreement requires Board of Director approval, not Fund approval.

Reply.  “Fund”  has been changed to “Board of Directors”.

Comment 18.  Change to include proper disclosure under section “The Portfolio Manager”.

Reply.  The disclosure has been modified to include:  “The SAI provides additional information about the portfolio manager’s compensation, other accounts managed and ownership of Fund shares.”

Comment 19.  Other Purchase Information.  Second paragraph, second sentence needs revision to include “receives” not “accepts”.

Reply.  Second paragraph, second sentence has been revised as requested.

Comment No. IV.    STATEMENT OF ADDITIONAL INFORMATION:

Comment 1.  Cover Page should include Ticker Symbol.

Reply.   Ticker Symbol has been added to the cover page.

Comment 2.  Corporate Governance disclosure.

Reply.  The disclosure has been added as requested.

Comment 3.  If the summary prospectus will be used, make the appropriate 498 filing.

Reply.  The Fund does not currently intend to use the Summary Prospectus.

Comment 4.  Provide the draft language for the front page of the summary prospectus regarding incorporation by reference if using the summary prospectus.

Reply.  Not applicable per comment 3.

Questions  concerning  this  letter or PEA No. 3 may be  directed  to myself at (804) 267-7417.

Very truly yours,

/s/ Karen Shupe
Karen Shupe
as Administrator